Exhibit 1.1

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HAVAS

                                                        Paris, December 1st 2003

Press release

            Havas reduces its refinancing needs for January 1st 2006

                  Meeting of holders of OCEANE JANUARY 1st 2009
                     approves offer to buy back put feature

The General Meeting of holders of Havas bonds convertible and/or exchangeable for new or existing Havas shares (OCEANE), bearing interest at 4%, issued in May 2002 and maturing on January 1st 2009, met on December 1st 2003 and approved the payment by Havas of (euro)1.20 per bond, payable in cash in a single instalment on January 1st 2004, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1st 2006 (Put).

The total payment represents an overall amount of approximately (euro)50 million.

This initiative is part of the Group's management of its debt maturities, and more specifically of its 2006 maturities. It is an important first step aimed at ensuring continued optimization of the Group's debt maturity profile.

This transaction will enable the final maturity date of this (euro)450 million convertible bond to be postponed with certainty to January 1st 2009, thereby significantly improving the Group's financial flexibility. The transaction will have a non-recurring impact on earnings and cash, and should not be dilutive to earnings per share from 2004, since it will be recognized in full in 2003, a year of transition for the Group because of the implementation of the strategic reorganization announced on September 18th 2003.

This transaction could be followed at a later date by other initiatives, in an environment enhanced by the Group's growth prospects which should result from this strategic reorganization plan.

Commenting on these points, Havas Chairman and CEO Alain de Pouzilhac stated:
"We are happy that the holders of the OCEANE maturing on January 1st 2009 have approved the offer to buy back the Put by unanimous vote of those present or represented. The success of this transaction represents an important step for the Havas Group to signicantly improve its financial flexibility. This is the prelude to the recovery plan launched with the strategic reorganization announced on September 18th."


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization but after associates and exceptional items.


Contacts:

Communications:                     Simon Gillham
                                    Tel: +33 (0)1 58 47 90 40
                                         +33 (0)6 16 23 29 15
                                    simon.gillham@havas.com

Investor Relations:                 Virginia Jeanson
                                    Tel: +33 (0)1 58 47 91 34
                                    virginia.jeanson@havas.com

                                    Catherine Francois
                                    Tel: +33 (0)1 58 47 91 35
                                    catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20(euro)os - 335 480 265 RCS Nanterre - APE 744 B


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